FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of April 2004


                        Commission File Number 333-13944


                        Mahanagar Telephone Nigam Limited
             ------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                       N/A
                 -----------------------------------------------
                 (Translation of Registrant's name into English)


                       12th Floor, Jeevan Bharati Tower-1
                              124 Connaught Circus
                                New Delhi 110 001
                                      India
                    ----------------------------------------
                    (Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F __X__               Form 40-F ____


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

      Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an
                  attached annual report to security holders.

   Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

 Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a
     Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

 Indicate by check mark whether by furnishing the information contained in this
    Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes ___                 No __X__

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

                                Not applicable.

         Attached hereto is a copy of the unaudited financial results under Indian GAAP for the quarter ended March 31, 2004 and the related press release.

                       MAHANAGAR TELEPHONE NIGAM LIMITED
                         ( A Govt.of India Enterprise)
     UNAUDITED FINANCIAL RESULTS (PROVISIONAL) FOR THE THREE MONTHS ENDED
                                  31.03.2004


                                                                            (Rs. In Million)
--------------------------------------------------------------------------------------------
                                                                 Cumulative    Year Ended
                                           Q4          Q4         for the       31.3.2003
Sl.No.         Particulars              2003-04     2002-03      year ended     (Audited)
                                                                 31-03-2004
--------------------------------------------------------------------------------------------
1               2                            3          4             5             6
--------------------------------------------------------------------------------------------

1        Net Income from Services       14,926.80    13,564.86     61,010.74     58,065.30
2        Other Income                      920.80       814.29      2,957.81      2,241.35
2        Total Income                   15,847.60    14,379.15     63,968.55     60,306.65

3
     a.  Staff Cost                      4,265.56     3,658.19     14,446.69     14,338.53
     b.  Admn./Operative Expenditure     2,403.66     2,986.80      9,957.69     10,108.21
     c.  License Fee                     1,630.24     1,136.82      6,811.02      5,818.16
     d.  Revenue Sharing                 1,681.90     2,034.36      8,233.77      8,445.58
4        Interest                           78.85       123.62        321.89        328.19
5        Depreciation                    1,438.65     2,463.42      5,271.77      8,670.42
         Total Expenditure              11,498.86    12,403.21     45,042.83     47,709.09
         Profit Before Tax               4,348.74     1,975.94     18,925.72     12,597.56
7        Provision for Taxation          1,277.79       139.74      6,148.95      3,600.32
8        Prior period adjustments               -            -             -        225.69
9        Net Profit                      3,070.95     1,836.21     12,776.77      8,771.55
10       Paid up equity share capital
         Face value of Rs.10/-each.                                               6,300.00
11       Reserves Excluding
         Revaluation Reserve                                                     88,669.73
12       EPS
         Basic/Diluted (in Rs.)              4.87         2.91         20.28         13.92
13       Aggregate of non-promoter
         shareholding:-
     a.  Number of shares                                                       275,627,260
     b.  Percentage of shareholding                                                   43.75%
--------------------------------------------------------------------------------------------

Notes:
   1     The above results have been reviewed by the Audit Committee &
        taken on record by the Board of Directors in their meeting held on 24.04.2004.

   2 During this Quarter, an amount of Rs.400 Million has been written back on account of excess provision of gratuity.

   3     Rs.1,575 Million has been provided in staff cost towards
        implimentation of IDA pay scale w.e.f 1-10-2000 for the Group B officers of DOT who are absorbed in MTNL.

   4    The Company has changed  useful life  of  its Apparatus & Plants
        and   Cables,Lines & Wires w.e.f. 1.4.2003.  Accordingly, the
        depreciation which was charged @ 11.31% on Apparatus & plants & @ 9.5% on Cables, Lines & wires is now changed to 9.5% & 5.28% respectively.The above changes are based on technical evaluation. This has resulted decrease in depreciation by Rs. 3,814 million for the year ended 31.03.2004 & Rs 900 Million during this Quarter

   5     Previous period /Year figures have been regrouped / rearranged wherever necessary

   6     The status of investor complaints received and disposed off during fourth quarter ended 31.03.2004 is as under:

                                                                       (Nos.)
         Complaints pending at the beginning of the quarter              40

         Complaints received during this quarter                        445

         Disposal of Complaints                                         478

         Complaints lying unresolved at the end of the quarter            7


Place:  Delhi                              For and on behalf of the Board
Date :  24.04.2004

                                                        R.S.P Sinha
                                                  Chairman & Managing Director


  UNAUDITED SEGMENT WISE REVENUE, RESULTS AND CAPITAL EMPLOYED FOR THE THREE
                          MONTHS ENDED ON 31/03/2004



                                                                                                                    Rs. in Million
----------------------------------------------------------------------------------------------------------------------------------
                                                                    Q4             Q4           Cumulative for        Year Ended
 S.NO                       Particulars                         2003-04         2002-03        the period ended        31.3.2003
                                                                                                 31-03-2004            (Audited)
----------------------------------------------------------------------------------------------------------------------------------

   1.     Income from Services
          Basic Services                                       14,376.56       13,180.36          59,323.28            56,463.46
          Cellular                                                573.93          384.50           1,898.47             1,693.08
          Unallocable                                             (23.69)            -              (211.01)              (91.24)
                                                             ---------------------------------------------------------------------
                                                   Total       14,926.80       13,564.86          61,010.74            58,065.30

          Less: Inter Unit Income                                    -               -                  -                    -

                                                             ---------------------------------------------------------------------
          Net Income From Services                             14,926.80       13,564.86          61,010.74            58,065.30
-------------------------------------------------------------=====================================================================


----------------------------------------------------------------------------------------------------------------------------------
   2.     Segment result before interest/
           and Tax
          Basic Services                                        3,701.48        2,346.35          18,124.44            12,070.32
          Cellular                                                 78.84         (359.29)            211.09              (308.22)
          Unallocable                                             647.27          112.50             912.08             1,163.65
                                                             ---------------------------------------------------------------------
                                                   Total        4,427.59        2,099.56          19,247.61            12,925.75

          Less: Interest                                           78.85          123.62             321.89               328.19

          Less: Prior period Items                                                                                        225.69

                                                             ---------------------------------------------------------------------
          Profit before tax                                     4,348.74        1,975.94          18,925.72            12,371.87
                                                             =====================================================================

          Less: Provision for Tax                               1,277.79          139.74           6,148.95             3,600.32

                                                             ---------------------------------------------------------------------
          Profit after tax                                      3,070.95        1,836.20          12,776.77             8,771.55
-------------------------------------------------------------=====================================================================


----------------------------------------------------------------------------------------------------------------------------------
   3.     Capital Employed
          (Segment Assets - Segment Liabilities)

          Basic Services                                       46,917.67       48,215.08          46,917.67            49,696.74
          Cellular                                              2,094.46        1,322.18           2,094.46             1,109.29
          Unallocable                                          62,493.19       60,526.02          62,493.19            44,163.70
                                                             ---------------------------------------------------------------------
                                                   Total      111,505.32      110,063.28         111,505.32            94,969.73
-------------------------------------------------------------=====================================================================

                                 PRESS RELEASE

                       MAHANAGAR TELEPHONE NIGAM LIMITED


INCOME OF THE COMPANY HAS INCREASED BY 10.21 % AS COMPARED TO THE
CORRESPONDING QUARTER OF THE PREVIOUS YEAR.

NET PROFIT INCREASED BY 67.24 % FOR THE QUARTER ENDING 31.03.2004 AS COMPARED TO THE CORRESPONDING QUARTER OF THE PREVIOUS YEAR.

         The Board of Directors of MTNL have taken on record the Unaudited financial results for the 4th quarter ended on 31.03.2004. Inspite of long distance call rates reduction by 48 % w.e.f. March 2003, the income of the Company has increased by Rs. 1,468.45 Million from Rs 14,379.15 Million in 4th quarter of the F.Y.2002-03 to Rs.15,847.60 Million in the 4th quarter of the current financial year i.e. by 10.21 %. The total income of Rs. 60,306.65 during previous year has increased to Rs. 63,968.55 Million during the current financial year i.e. by Rs. 3,661.90 million which is equivalent to 6.07 %. Against other income of Rs. 814.29 Million from services in 4th quarter of F.Y.2002-03, the Company has earned a revenue of Rs. 920.80 Million in the 4th quarter of the current financial year with a increase of Rs.106.51 Million i.e.
13.08 %. The other income has increased to Rs. 2,957.81 Million in the current financial year from Rs.2,241.35 Million during the previous year i.e. by Rs.716.46 Million which is equivalent to 31.97 %.

MTNL has made a net profit of Rs. 3,070.95 Million in the 4th quarter of the current financial year against Rs.1,836.21 Million in the corresponding quarter of the previous financial year. Thus the net profit of the company has increased in the current quarter by Rs. 1,234.74 million which is equivalent to
67.24 % as compared to the corresponding quarter of the previous year. The net profit during the current year has gone up to Rs. 12,776.77 Million from Rs. 8,771.55 Million during the previous year i.e. by Rs. 4,005.22 Million which is equivalent to 45.66.

The depreciation during the current quarter has gone down by Rs. 1,024.77 million i.e. by 41.60% as compared to the corresponding quarter of the previous year. The decrease in depreciation is due to change in the useful life of Apparatus & Plants, Cables, Lines & wires w.e.f 1.4.2003 based on technical evaluation . It was necessitated in order to maintain consistency between accounts prepared under US GAAP and Indian Statutory accounts.

The profit before tax during this quarter ended on 31.03.2004 has gone up from Rs. 1,975.94 Million to Rs. 4,348.74 million i.e. by Rs.2,372.80 million which is equivalent to 120.08% as compared to the corresponding quarter of the previous year ended on 31.03.2003. The profit before tax during the current financial year has gone up by Rs. 6,328.16 Million i.e. by 50.23% to Rs. 18,925.72 Million during the current financial year as compared to Rs.12,597.56 Million during the previous financial year ended on 31.3.2003.




                                                            (R.S.P.Sinha)
                                                   Chairman & Managing Director

New Delhi
---------
24.4.2004.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           Mahanagar Telephone Nigam Limited




                                           By     /s/ R.S.P. Sinha
                                              -------------------------------
                                           Name:  R.S.P. Sinha
                                           Title: Chairman & Managing Director


Date:  April 26, 2004